UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 9)*
Under the Securities Exchange Act of 1934

AQUABOUNTY TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

UO387J108
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Troutman Pepper Hamilton Sanders LLP 1001 Haxall Point Richmond, Virginia 23219 Attention: David I. Meyers, Esq. John Owen Gwathmey, Esq. (804) 697-1200

June 5, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. UO387J108	Page 2 of 6

1	NAMES OF REPORTING PERSONS
RANDAL J. KIRK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,485,302

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,485,302

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,485,302

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. UO387J108	Page 3 of 6

This Amendment No. 9 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated January 18, 2017 and filed on January 20, 2017, as amended by Amendment No. 1, dated July 24, 2017 and filed on July 26, 2017, as amended by Amendment No. 2 dated January 17, 2018 and filed on January 19, 2018, as amended by Amendment No. 3 dated October 24, 2018 and filed on October 29, 2018, as amended by Amendment No. 4 dated October 29, 2019 and filed on October 31, 2019, as amended by Amendment No. 5 dated February 13, 2020 and filed on February 18, 2020, as amended by Amendment No. 6 dated August 11, 2020 and filed on August 13, 2020, as amended by Amendment No. 7 dated December 17, 2020 and filed on December 21, 2020, and as amended by Amendment No. 8 dated November 23, 2021 and filed on November 24, 2022 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of AquaBounty Technologies, Inc., a Delaware corporation (the “Company”).  Mr. Randal J. Kirk (“Mr. Kirk” or the “Reporting Person”), is filing this Amendment to disclose the sale of  855,534 shares of Common Stock in the aggregate by certain entities under his control (the “Selling Entities”) in open market transactions between September 7, 2022 and June 7, 2023.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Selling Entities sold 855,534 shares in open market transactions between September 7, 2022 and June 7, 2023 for aggregate net proceeds of approximately $537,999.

On August 19, 2022, the Selling Entities entered into a selling agreement, pursuant to which these shares were sold on a pro rata basis.

Other than as disclosed herein, as of the date of this Amendment, the Reporting Person does not have present plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

CUSIP No. UO387J108	Page 4 of 6

(f)
Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)  See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock owned by the Reporting Person. The percentage ownership is calculated based on 71,345,649 shares of Common Stock issued and outstanding as of May 3, 2023 as disclosed by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2023 and filed on May 4, 2023.

Reporting Person	Amount of Common Stock Beneficially Owned		Percent of Class	Sole Power to Vote or Direct the Vote		Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition		Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	4,485,302	(1)	6.3%	4,485,302	(1)	--	4,485,302	(1)	--

(1)
The indicated shares are owned by various entities controlled by Mr. Kirk, none of which beneficially owns more than 5.0% individually.  Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by these entities.

(c)          Except as set forth in this Statement, the Reporting Person has not engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)     Not Applicable

CUSIP No. UO387J108	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person’s responses to Items 4 and 5 are incorporated herein by reference.

CUSIP No. UO387J108	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2023

/s/ Randal J. Kirk
Randal J. Kirk